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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934
(Amendment No. 4)*

TRUE RELIGION APPAREL, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
89784 N 10 4
(CUSIP Number)
Jeffrey Lubell
True Religion Apparel, Inc.
2263 E. Vernon Avenue
Vernon, CA 90058
(818) 407-9100
Copy to:

Mark Kelson, Esq.
Manatt, Phelps & Phillips, LLP
11355 W. Olympic Blvd.
Los Angeles, CA 90064
(310) 312-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 3, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89784 N 10 4

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Jeffrey Lubell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		8,721,066*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,721,066*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,721,066*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

37.3% (based upon the 23,373,895 shares outstanding reported in the Issuer’s proxy statement dated April 13, 2007)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
*Such shares are held by Jeffrey Lubell, Trustee of the Jeffrey Lubell Living Trust dated April 30, 2007 and include options to purchase 1,000,000 shares of common stock.

Item 1. Security and Issuer
          This Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of True Religion Apparel, Inc. (the “Issuer”), a corporation organized under the laws of the State of Delaware. The Issuer’s principal executive offices are located at 2263 E. Vernon Avenue, Vernon, CA 90058.
Item 2. Identity and Background
(a)	This Schedule 13D is filed on behalf of Jeffrey Lubell, an individual.

(b)	Jeffrey Lubell’s business address is True Religion Apparel, Inc., 2263 E. Vernon Avenue, Vernon, CA 90058.

(c)	The principal occupation of Jeffrey Lubell is to serve as Chairman of the Board of Directors and Chief Executive Officer of the Issuer. The Issuer designs, develops, manufactures, markets, distributes and sells high fashion denim jeans and other apparel. The Issuer’s principal executive offices are located at 2263 E. Vernon Avenue, Vernon, CA 90058.

(d)	During the last five years, Jeffrey Lubell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Jeffrey Lubell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Jeffrey Lubell is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
          On May 3, 2007, Jeffrey Lubell and Kymberly Gold-Lubell entered into a Stipulation of Judgment dated May 3, 2007 (the “Stipulation”) to effect such parties’ family law settlement. Pursuant to the Stipulation, Kymberly Gold-Lubell agreed to transfer all her right, title and interest in and to her shares of the Issuer to Jeffrey Lubell, as more fully described in Item 4 below. No separate consideration was provided in connection with the transfer of such securities.
Item 4. Purpose of Transaction
          Pursuant to the Stipulation, Kymberly Gold-Lubell transferred to Jeffrey Lubell all right, title and interest in and to the 7,443,083 shares of Common Stock formerly held in the names of Jeffrey Lubell and Kymberly Lubell, as trustees of the Lubell Family Trust, together with a currently exercisable option to purchase 166,667 shares of Common Stock held by Kymberly Lubell, 34,374 shares of Common Stock held in the name of Kymberly Gold-Lubell and 59,584 shares of restricted Common Stock held in the name of Kymberly Lubell (which restricted Common Stock is subject to a right of forfeiture pursuant to the terms of the stock issuance agreements entered into by Kymberly Lubell on January 4, 2006 and January 2, 2007).
          Jeffrey Lubell does not currently have any plans or proposals which relate to or would result in:
          (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer, except that Mr. Lubell may dispose of securities of the Issuer in connection with the exercise of his option to purchase 833,333 shares of Common Stock and the exercise of Kymberly Gold-Lubell’s option to purchase 166,667 shares of Common Stock;
          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries,
          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
          (d) Any change to the present board of directors or management of the Issuer, including any plan or proposals to change the number or term of directors or to fill any existing vacancies on the board;
          (e) Any material change in the present capitalization or dividend policy of the Issuer;
          (f) Any other material change in the Issuer’s business or corporate structure;
          (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
          (j) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
          (a) As a result of the transfers pursuant to the Stipulation, Jeffrey Lubell currently beneficially owns 8,721,066 shares of Common Stock, which figure includes 1,000,000 shares subject to currently unexercised options to purchase shares of Common Stock and 178,751 shares of restricted stock subject to a right of forfeiture pursuant to stock issuance agreements dated January 2, 2007 and January 4, 2006. Such 8,721,066 shares of Common Stock constitute approximately 37.3% of the outstanding shares of Common Stock of the Issuer (based upon the 23,373,895 shares outstanding reported in the Issuer’s proxy statement dated April 13, 2007).
          (b) Jeffrey Lubell has sole voting and dispositive power with respect to such shares and options.
          (c) Not applicable.
          (d) Not applicable.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Mr. Lubell has previously pledged 500,000 shares of Issuer common stock in connection a loan provided by Merrill Lynch Bank USA.
          Pursuant to the Stipulation, upon failure to meet certain contingencies, all provisions of the Stipulation, including the transfers described herein, will be set aside in their entirety.
Item 7. Material to Be Filed as Exhibits
          None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 14, 2007

/s/ Jeffrey Lubell

Jeffrey Lubell

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